Exhibit 99.1

LPBP Inc.
Financial Statements
July 31, 2015
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended July 31, 2015 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

John Anderson
CFO
September 10th, 2015

STATEMENTS OF FINANCIAL POSITION
[UNAUDITED]

As at	July 31	October 31
[Thousands of Canadian dollars]	2015	2014
ASSETS
Cash	$64	$100
TOTAL ASSETS	$64	$100

EQUITY AND LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$12	$29
Government remittances payable (Note 4)	-	20
Related party intercompany payable (Note 4)	20	-
Related party loan payable (Note 7)	320	252
TOTAL CURRENT LIABILITIES	352	301

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Common shares – Class A	$-	$-
Common shares – Class B (Note 5)	273	273
Deficit	(561)	(474)
TOTAL EQUITY (DEFICIENCY)	(288)	(201)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$64	$100

The accompanying notes form an integral part of these interim financial statements.

LPBP INC.  INTERIM REPORT JULY 31, 2015
[UNAUDITED]

STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
[UNAUDITED]

	Three months ended July 31		Nine months ended July 31
[Thousands of Canadian dollars, except per share amounts]	2015	2014	2015	2014

General and administration expenses	$(24)	$(12)	$(87)	$(66)
Income Tax – Current	-	(210)	-	(210)
Net loss and comprehensive loss	$(24)	$(222)	$(87)	$(276)

Earnings per share, basic and diluted (Note 6)	$-	$-	$-	$-

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY
[UNAUDITED]

	Three months ended July 31		Nine months ended July 31
[Thousands of Canadian dollars]	2015	2014	2015	2014

Deficit beginning of period	$(537)	(191)	(474)	(137)
Net loss and comprehensive loss	(24)	(222)	(87)	(276)
Deficit end of period	$(561)	(413)	(561)	(413)

The accompanying notes form an integral part of these interim financial statements.

LPBP INC.  INTERIM REPORT JULY 31, 2015
[UNAUDITED]

STATEMENTS OF CASH FLOWS
[UNAUDITED]

	Three months ended July 30		Nine months ended July 31
[Thousands of Canadian dollars]	2015	2014	2015	2014
Operating activities
Net loss for the period	$(24)	(222)	(87)	(276)
Changes in non-cash working capital balances relating to operations:
Other receivables	-	(2)	-	5
Accounts payable and accrued liabilities	(3)	(1)	(17)	(16)
Income taxes payable	-	210	-	210
Cash used in operating activities	(27)	(15)	(104)	(77)

Financing activities
Related party loan received (Note 7)	$62	250	68	250
Cash provided by financing activities	62	250	68	250

Net increase (decrease) in cash during period	35	235	(36)	173
Cash position, beginning of period	29	81	100	143
Cash position, end of period	$64	316	29	316

The accompanying notes form an integral part of these interim financial statements.

LPBP INC. INTERIM REPORT JULY 31, 2015
[UNAUDITED]

NOTES TO FINANCIAL STATEMENTS
[UNAUDITED]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Nature of Operations

LPBP Inc. [“LPBP” or the “Company”] was incorporated under the Business Corporations Act of the Province of Ontario on May 1, 2004. The Company has no ongoing operations.

These financial statements have been prepared by the Company in thousands of Canadian dollars, unless otherwise noted.

2.	Going Concern

Subsequent to the quarter ended July 31, 2015, the Company issued a notice of a Special Meeting of Shareholders (the “Meeting”) to be held on October 14, 2015. Currently, the Company has no ongoing operations and has paid its final distribution to shareholders. During the third quarter of 2014, the Company received a $250K related party loan from Nordion (Canada) Inc. in order to pay its tax re-assessment received from its tax authorities. The loan is interest bearing at 4% per annum effective from July 31, 2014. The interest due at each reporting period is added to the principal amount. On July 28, 2015, an additional amount of $60K was advanced to the Company from the same related party under similar terms and conditions as the original loan. As of July 31, 2015, the Company’s related party loan including both the two principal amounts and accumulated accrued interest was $320K. At this date, the Company does not have sufficient cash on hand to repay the loans and related interest. The Company’s ability to continue as a going concern is dependent on the continued financing provided by the related party.

The financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these financial statements, adjustments to the carrying value of assets and liabilities, reported expenses, and balance sheet classification would be necessary. These adjustments could be material.

As such, and in order not to incur further unnecessary expenses of the Company, at the Meeting, shareholders will be asked to consider and, if thought appropriate, to approve, confirm and adopt, with or without variation, a special resolution to, voluntarily dissolve the Company. As a consequence of the dissolution of the Company, the loan will be cancelled for no consideration. Based on various provisions under the Income Tax Act (Canada), there will be no tax owing on the cancellation of the debt.

LPBP INC. INTERIM REPORT JULY 31, 2015
[UNAUDITED]

NOTES TO FINANCIAL STATEMENTS
[UNAUDITED]
[All amounts in thousands of Canadian dollars, except where noted]

Details regarding the proposed voluntary dissolution and other relevant information will be contained in a management information circular that will be prepared in connection with this Meeting and mailed to Shareholders.

3.	Summary of Significant Accounting Policies

Basis of accounting
These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and using the accounting policies described herein. The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Financial instruments
The Company has classified its cash as held-for-trading. Accounts payable and accrued liabilities and the related party loan have been classified as other financial liabilities, which are measured at amortized cost. The Company is not exposed to any significant risks arising from financial instruments.

Taxation
The Company follows the liability method of income tax allocation. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Interest and penalties are recorded on the income tax line of the statement of income.

Use of accounting estimates
The financial statements are prepared in conformity with IFRS. In certain cases, the Company’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from estimates made by management.

LPBP INC. INTERIM REPORT JULY 31, 2015
[UNAUDITED]

NOTES TO FINANCIAL STATEMENTS
[UNAUDITED]
[All amounts in thousands of Canadian dollars, except where noted]

4.	Government Remittances

During fiscal 2014 Management noted that ITC’s relating to fiscal 2013 and 2012 were incorrectly claimed and received. In this regard, the Company recorded, in fiscal 2014, a $20K government remittance payable. This was paid on behalf of the company by the related party in the second quarter of 2014.

5.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:

(Number of shares in thousands)			Common Shares
	Number	July 31 2015	October 31 2014
Shares Issued – Class A	94,468	-	-
Shares Issued – Class B	11,134,649	273	273
Closing balance	11,229,117	273	273

The Company did not repurchase or cancel any issued shares for the periods ended July 31, 2015 and October 31, 2014.

6.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for the nine months ended July 31, 2015 and 2014 were negligible.

7.	Related Party Transactions

On August 6, 2014 Nordion Inc. was amalgamated with and into Nordion (Canada) Inc. (collectively referred herein as Nordion). Nordion is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Periodically Nordion will pay expenses on behalf of the Company and be reimbursed at a later date.

LPBP INC. INTERIM REPORT JULY 31, 2015
[UNAUDITED]

NOTES TO FINANCIAL STATEMENTS
[UNAUDITED]
[All amounts in thousands of Canadian dollars, except where noted]

During the third quarter of 2014, the Company received a $250K related party loan from Nordion (Canada) Inc. in order to pay its tax re-assessment received from its tax authorities. The loan is interest bearing at 4% per annum effective from July 31, 2014. The interest due at each reporting period is added to the principal amount. On July 28, 2015, an additional amount of $60K was advanced to the Company from the same related party under similar terms and conditions as the original loan. As of July 31, 2015, the Company’s related party loan including both the two principal amounts and accumulated accrued interest was $320K. Interest charges for the nine months ended July 31, 2015 amounted to $8K (2014 - $nil)

In addition to this loan, $20K was also owed to Nordion for the government remittance for HST at July 31, 2015 ($nil October 31, 2014).

LPBP INC. INTERIM REPORT JULY 31, 2015
[UNAUDITED]